Exhibit 11
POTASH CORPORATION OF SASKATCHEWAN INC.
COMPUTATION OF PER SHARE EARNINGS
FOR THE THREE MONTHS ENDED MARCH 31

	2010	2009 (1)

A Net income as reported, Canadian GAAP ($ millions)	449.2	307.4
B Items adjusting net income ($ millions)	8.8	(8.8)
C Net income, US GAAP ($ millions)	458.0	298.6
D Weighted average number of shares outstanding	296,119,000	295,232,000
E Net additional shares issuable for diluted earnings per share calculation (Canadian GAAP)	8,585,000	8,092,000
F Net additional shares issuable for diluted earnings per share calculation (US GAAP)	8,585,000	8,091,000

CANADIAN GAAP
Basic earnings per share (A/D)	1.52	1.04
Diluted earnings per share (A/(D+E))	1.47	1.01

UNITED STATES GAAP
Basic earnings per share (C/D)	1.55	1.01
Diluted earnings per share (C/(D+F))	1.50	0.98

(1)	Corrected as described in note 17 in Part I, Item I